STATEMENT OF INVESTMENTS
Dreyfus Premier New Leaders Fund, Inc.
March 31, 2006 (Unaudited)

Common Stocks--99.7%	Shares	Value ($)
Commercial & Professional Services--4.9%		
AmerisourceBergen	126,500	6,106,155
CDW	139,800 a	8,227,230
Corporate Executive Board	38,200	3,854,380
Fair Isaac	55,400	2,194,948
Lamar Advertising, Cl. A	57,100 a,b	3,004,602
Manpower	223,000	12,751,140
Moody's	280,000 a	20,008,800
SEI Investments	92,600	3,753,078
		59,900,333
Consumer Durables--3.7%		
KB Home	293,700	19,084,626
Lennar, Cl. A	284,200	17,159,996
Toll Brothers	263,600 a,b	9,128,468
		45,373,090
Consumer Non-Durables--3.9%		
Coach	211,300 b	7,306,754
Dean Foods	361,400 b	14,033,162
International Flavors & Fragrances	186,500	6,400,680
McCormick & Co.	350,000 a	11,851,000
Smithfield Foods	287,100 a,b	8,423,514
		48,015,110
Consumer Services--4.9%		
Career Education	129,900 a,b	4,901,127
EchoStar Communications, Cl. A	248,200 b	7,413,734
Hilton Hotels	696,200 a	17,725,252
Regal Entertainment Group, Cl. A	298,500 a	5,614,785
Royal Caribbean Cruises	290,000 a	12,185,800
Starwood Hotels & Resorts Worldwide	173,000 a	11,717,290
		59,557,988
Electronic Technology--11.3%		
Comverse Technology	372,500 a,b	8,764,925
Empresa Brasileira de Aeronautica, ADR	356,000 a	13,118,600
Intersil, Cl. A	600,000 a	17,352,000
Jabil Circuit	234,600 b	10,054,956
Kla-Tencor	202,100 a	9,773,556
Lam Research	432,000 b	18,576,000
Marvell Technology Group	311,000 b	16,825,100
Microchip Technology	422,100	15,322,230
Network Appliance	299,600 a,b	10,794,588
Nextel Partners, Cl. A	102,100 b	2,891,472
Rockwell Collins	255,000	14,369,250
		137,842,677
Energy Minerals--5.8%		
Chesapeake Energy	610,700 a	19,182,087
Peabody Energy	303,300 a	15,289,353
Pioneer Natural Resources	310,000	13,717,500
Sunoco	147,100 a	11,410,547
Tesoro	161,200	11,016,408
		70,615,895
Finance--21.9%		
Assurant	325,000	16,006,250
Axis Capital Holdings	347,700	10,396,230
Bear Stearns Cos.	112,200 a	15,562,140
Camden Property Trust	76,600 a	5,519,030

CIT Group	441,400	23,623,728
Comerica	247,000	14,318,590
Commerce Bancorp/NJ	232,100 a	8,506,465
Commerce Bancshares/Kansas City, MO	187,425	9,684,250
Crescent Real Estate EQT	143,500	3,023,545
Fidelity National Financial	354,600	12,598,938
First Horizon National	204,500 a	8,517,425
Host Marriott	544,700 a	11,656,580
HRPT Properties Trust	259,700	3,048,878
iStar Financial	245,000	9,378,600
Marshall & Ilsley	235,000 a	10,241,300
MGIC Investment	69,000 a	4,597,470
North Fork Bancorporation	315,500	9,095,865
Northern Trust	230,000 a	12,075,000
Old Republic International	64,400	1,405,208
RenaissanceRe Holdings	142,400	6,211,488
SL Green Realty	53,100 a	5,389,650
Sovereign Bancorp	519,200	11,375,672
Trizec Properties	144,400 a	3,715,412
UnionBanCal	175,000 a	12,278,000
Vornado Realty Trust	89,500 a	8,592,000
Washington Mutual	270,337	11,521,763
Weingarten Realty Investors	114,600 a	4,669,950
Willis Group Holdings	350,000 a	11,991,000
		265,000,427
Health Technology--5.9%		
Applera - Applied Biosystems Group	303,000 a	8,223,420
CR Bard	203,000	13,765,430
Fisher Scientific International	90,500 b	6,158,525
Hospira	315,000 b	12,429,900
Kinetic Concepts	78,200 b	3,219,494
Millennium Pharmaceuticals	791,000 a,b	7,997,010
Sepracor	258,600 a,b	12,622,266
Teva Pharmaceutical Industries, ADR	183,500	7,556,530
		71,972,575
Industrial Services--5.4%		
ENSCO International	232,100	11,941,545
Grant Prideco	141,200 a,b	6,049,008
KeySpan	264,700 a	10,818,289
Kinder Morgan	204,300	18,793,557
Patterson-UTI Energy	560,300 a	17,907,188
		65,509,587
Non-Energy Minerals--1.4%		
Alumina, ADR	700,000 a	14,763,000
Freeport-McMoRan Copper & Gold, Cl. B	42,500	2,540,225
		17,303,225
Process Industries--3.1%		
Crown Holdings	423,100 b	7,505,794
Ecolab	264,900 a	10,119,180
Pactiv	303,700 b	7,452,798
Sigma-Aldrich	185,000 a	12,171,150
		37,248,922
Producer Manufacturing--6.9%		
Ametek	267,700	12,035,792
Autoliv	90,000	5,092,200
Cummins	50,200 a	5,276,020
Joy Global	299,300 a	17,889,161
Roper Industries	309,300	15,041,259
Terex	162,100 b	12,844,804
Trinity Industries	298,000 a	16,208,220
		84,387,456

Retail Trade--4.9%			
American Eagle Outfitters	425,500		12,705,430
Claire's Stores	229,900		8,347,669
Federated Department Stores	168,900		12,329,700
Nordstrom	480,000	a	18,806,400
Whole Foods Market	115,600	a	7,680,464
			59,869,663
Technology Services--7.7%			
Anteon International	261,000	b	14,240,160
Check Point Software Technologies	380,200	b	7,611,604
Checkfree	137,100	a,b	6,923,550
Cigna	56,100		7,327,782
Cognizant Technology Solutions, Cl. A	116,200	a,b	6,912,738
Community Health Systems	365,000	b	13,194,750
DaVita	124,000	b	7,466,040
Express Scripts	69,100	b	6,073,890
Healthsouth	1,449,200	a,b	7,231,508
Red Hat	73,300	a,b	2,050,934
UnitedHealth Group	198,000		11,060,280
Western Digital	157,600	b	3,062,168
			93,155,404
Transportation--3.4%			
Expeditors International Washington	131,500	a	11,360,285
Norfolk Southern	305,200		16,502,164
Ryanair Holdings, ADR	245,500	a,b	13,428,850
			41,291,299
Utilities--4.6%			
Alliant Energy	137,100		4,314,537
Ameren	128,700	a	6,411,834
CMS Energy	873,600	a,b	11,313,120
Edison International	137,300		5,654,014
PG & E	553,400	a	21,527,260
Pinnacle West Capital	172,100		6,729,110
			55,949,875
Total Common Stocks (cost $906,740,351)			**1,212,993,526**

Other Investment--.4%

Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $5,091,000)	5,091,000	c	**5,091,000**

Investment of Cash Collateral for Securities Loaned--14.0%

Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund (cost $170,187,918)	170,187,918	c	**170,187,918**

Total Investments (cost $1,082,019,269)	**114.1%**	**1,388,272,444**
Liabilities, Less Cash and Receivables	**(14.1%)**	**(171,331,758)**
Net Assets	**100.0%**	**1,216,940,686**

ADR - American Depository Receipts

a All or a portion of these securities are on loan. At March 31, 2006 the total market value of the fund's securities on loan is $163,491,225 and the total market value of the collateral held by the fund is $170,187,918.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.